Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Chesapeake Lodging Trust for the registration of preferred shares, common shares, warrants, rights to purchase common shares and units and to the incorporation by reference therein of our reports (a) dated February 24, 2012, with respect to the consolidated financial statements and schedule of Chesapeake Lodging Trust and the effectiveness of internal control over financial reporting of Chesapeake Lodging Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, and (b) dated June 30, 2011, with respect to the financial statements of W Chicago City Center included in Chesapeake Lodging Trust’s Current Report on Form 8-K/A dated July 26, 2011, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

August 13, 2012